50
3/4/02



02006430

P 2/28

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERKOWITZ, PIERCHALSKI, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 PPG Place, Suite 500
(No. and Street)

Pittsburgh	PA	15222-5403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Berkowitz 412-288-9150
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROVITZ, RUDOY & ROTEMAN
(Name — *if individual, state last, first, middle name*)

436 Seventh Avenue, Sixth Floor, Pittsburgh, PA 15219
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkowitz, Pierchalski, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Vicki M. Obranovich, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Mar. 26, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
SEC MAIL
SECTION
OPC VA
313

FINANCIAL REPORT

BERKOWITZ, PIERCHALSKI, INC.

YEAR ENDED DECEMBER 31, 2001

HRR HOROVITZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

January 24, 2002

Board of Directors
Berkowitz, Pierchalski, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Berkowitz, Pierchalski, Inc.. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkowitz, Pierchalski, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Horovitz, Rudoy & Roteman

Pittsburgh Office: Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
Greensburg Office: One Pineview Place, Suite 4 • 225 Humphrey Road • Greensburg, PA 15601-4571 • 724-600-7050 • Fax: 724-600-7055
E-mail: team@hrrcpa.com • www.hrrcpa.com

Member American and Pennsylvania Institutes of Certified Public Accountants • Member of CPA Associates International

BERKOWITZ, PIERCHALSKI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 272,650
Marketable securities		19,084
Receivables from clearing organization and brokers		11,214
Advances to officers and employees		104,927
Prepaid expenses		24,057
Prepaid insurance		3,259
Furniture and equipment - at cost	$ 148,667	
Accumulated depreciation	(124,984)	
		23,683
Deposits		103,610
Cash surrender value - officers' life insurance		653,110
Deferred tax asset		69,334
TOTAL ASSETS		$ 1,284,928

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$ 49,511	
Commissions payable	52,068	
Accrued federal and state taxes	32,600	
Accrued profit sharing contribution	136,763	
Accrued bonus	300,000	
Accrued deferred compensation	271,307	
Line of credit	-	
TOTAL LIABILITIES		$ 842,249
STOCKHOLDERS' EQUITY		
Common stock - no par value, $1 stated value; 100,000 shares authorized; 65,000 shares issued and outstanding	65,000	
Retained earnings	377,679	
TOTAL STOCKHOLDERS' EQUITY		442,679
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,284,928

The accompanying notes are an integral part of the financial statements

BERKOWITZ, PIERCHALSKI, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings
Balance - beginning	$ 65,000	$ 290,790
Net income	-	86,889
Balance - ending	$ 65,000	$ 377,679

The accompanying notes are an integral part of the financial statements

BERKOWITZ, PIERCHALSKI, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE		
Commissions	$ 693,576	
Net dealer inventory and investment gains	1,656,311	
Management fee income	496,493	
Miscellaneous income	69,724	
Interest	67,527	
Private placement	142,900	
TOTAL REVENUE		$ 3,126,531
EXPENSES		
Employee compensation and benefits	2,277,280	
Commissions and clearing charges	150,244	
Communications	136,552	
Occupancy and equipment rental	131,868	
Interest	4,078	
Taxes, other than income	3,199	
Other expenses	305,372	
TOTAL EXPENSES		3,008,593
INCOME BEFORE INCOME TAXES (BENEFIT)		117,938
INCOME TAXES (BENEFIT)		
Current	33,378	
Deferred	(2,329)	
TOTAL INCOME TAXES (BENEFIT)		31,049
NET INCOME		$ 86,889
EARNINGS PER SHARE (BASED ON NUMBER OF SHARES OUTSTANDING AT DECEMBER 31, 2001)		$ 1.34

The accompanying notes are an integral
part of the financial statements

BERKOWITZ, PIERCHALSKI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 3,020,200	
Cash paid to suppliers and employees	(2,755,632)	
Interest received	67,527	
Other operating income	69,724	
Interest paid	(4,078)	
Income taxes paid	(28,772)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 368,969
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	(22,040)	
Purchase of marketable securities	(8,650)	
Increase in cash surrender value - life insurance	(95,740)	
NET CASH USED BY INVESTING ACTIVITIES		(126,430)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on line of credit		(105,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		137,539
CASH AND CASH EQUIVALENTS - BEGINNING		135,111
CASH AND CASH EQUIVALENTS - ENDING		$ 272,650

BERKOWITZ, PIERCHALSKI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET INCOME		$ 86,889
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	$ 8,707	
Deferred taxes	(2,329)	
Unrealized loss on investments	6,866	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Accounts receivable	23,504	
Prepaid expenses	(490)	
Prepaid taxes	4,606	
Deposits	550	
Advances to officers and employees	(11,684)	
Accounts payable	32,523	
Accrued liabilities and corporate taxes	219,827	
TOTAL ADJUSTMENTS		282,080
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 368,969

The accompanying notes are an integral part of the financial statements

BERKOWITZ, PIERCHALSKI INC.
NOTES TO THE FINANCIAL STATEMENTS

Note A - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: The Company is a registered broker and dealer in securities.

Marketable Securities: Marketable securities are valued at market value.

Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Furniture and Equipment: Furniture and equipment is recorded at cost. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any resultant gain or loss is reflected in earnings.

Depreciation: Depreciation is computed using an accelerated method. The useful lives of the assets range from 5 to 7 years. Depreciation charged to operations for the year amounted to $8,707.

Revenue: Customers securities transactions and related commission income and expenses are recorded on a settlement date basis.

Concentration of Credit Risk: A majority of the Company's clients are located in the tri-state area. The Company occasionally has cash deposits in financial institutions in excess of the amount insured by agencies of the federal government.

Advertising Costs: The Company expenses all advertising costs, including direct response advertising costs as they are incurred. Total advertising costs for the year amounted to $15,134.

Note B - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has deferred compensation arrangements with the shareholders of the Corporation which have been calculated using a rate of eight percent. It is at least reasonably possible this estimate may change in the near term.

Note C - Employee Benefit and Deferred Compensation Plans

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code benefiting all employees not represented in collective bargaining by a union. Employees are eligible to participate as of the date of their employment. Contributions to the plan charged to operations for the year amounted to $125,000.

The Company instituted a cafeteria plan under Section 125 of the Internal Revenue Code that provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

The Company adopted a deferred compensation plan for the owners/officers for benefit payments to be made at death or termination of employment. The plan provides for a fixed death benefit and a termination benefit based on age at termination. The charge to expense based on the present value of estimated future benefit payments amounted to $32,315.

Note D - Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Temporary differences, for which deferred taxes are provided, result from differences in the bases for financial and income tax reporting of furniture and equipment and deferred compensation. No valuation allowance has been established in these financial statements.

At December 31, 2001, the net deferred tax asset consisted of the following:

Deferred tax assets	$ 75,966
Deferred tax liability	(6,632)
	$ 69,334

Differences in the financial reporting tax rate and the statutory tax rate are due primarily to non-deductible expenses for officers' life insurance and meals and entertainment.

BERKOWITZ, PIERCHALSKI INC.
NOTES TO THE FINANCIAL STATEMENTS

Note E - Operating Lease Commitments (Non Capitalized)

The Company conducts its operations from a facility in Pittsburgh, Pennsylvania, under a long term operating lease at $81,000 per year. This lease is for a five year period expiring August 1, 2001. There is an option to renew the lease for an additional five years at an increased monthly rental

Another facility is leased in Greensburg, Pennsylvania on a month to month basis.

The Company also carries operating leases on vehicles and office equipment.

Total rental expense on real property and equipment leased by the Company was $145,619.

At December 31, 2001, minimum rental commitments under non-cancelable leases are as follows:

Years ended December 31, 2002	$ 160,633
2003	150,094
2004	130,758
2005	124,278
2006	69,410
	$ 635,173

Note F – Line of Credit

The Company has a line of credit which provides short-term borrowings up to $200,000. Interest on advances is payable monthly at prime plus 0.5%. There were outstanding balances on this line of credit of $0.

Note G - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $296,541, which was $240,391 in excess of its required net capital of $56,150. The Company's net capital ratio was 2.84 to 1.

Note H – Contingency

The Company has been named as a defendant in a lawsuit. Management believes the suit is without merit and intends to vigorously defend its position. Legal counsel has advised management that the range of loss, if any, cannot be reasonably estimated at this time. Accordingly no provision for possible loss has been made in these financial statements.

SUPPLEMENTARY INFORMATION

BERKOWITZ, PIERCHALSKI, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2001

SCHEDULE I

NET CAPITAL		
TOTAL STOCKHOLDERS' EQUITY		$ 442,679
DEDUCTIONS AND/OR CHARGES		
NON-ALLOWABLE ASSETS		
Prepaid expenses	$ 3,259	
Prepaid taxes and future tax benefits	93,391	
Furniture and equipment	23,683	
Deposits	3,610	
Other deductions	4,627	
		128,570
NET CAPITAL BEFORE HAIRCUTS		314,109
HAIRCUTS ON OTHER SECURITIES		17,568
NET CAPITAL		$ 296,541

See accompanying auditors' report

BERKOWITZ, PIERCHALSKI, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2001

SCHEDULE I (CONTINUED)

AGGREGATE INDEBTEDNESS		
ITEMS INCLUDED IN STATEMENT OF FINANCIAL CONDITION		
Accounts payable	$	49,511
Commissions payable		52,068
Accrued federal and state taxes		32,600
Accrued and withheld profit sharing contribution		136,763
Accrued bonus		300,000
Accrued deferred compensation		271,307
TOTAL AGGREGATE INDEBTEDNESS	$	842,249
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	56,150
Excess net capital	$	240,391
Excess net capital at 100%	$	212,316
Ratio: aggregate indebtedness to net capital		2.84 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001		
Net capital as reported in Company's Part II (unaudited) Focus Report	$	296,541
NET CAPITAL PER ABOVE	$	296,541

See accompanying auditors' report

BERKOWITZ, PIERCHALSKI, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

SCHEDULE II

The Company was in compliance with the exemptive provision of Rule 15c3-3 (k) (2) as of December 31, 2001.

See accompanying auditors' report

HOROVITZ
RUDOY &
ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

January 24, 2002

Board of Directors
Berkowitz, Pierchalski, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Berkowitz, Pierchalski, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Berkowitz, Pierchalski, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Pittsburgh Office: Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
Greensburg Office: One Pineview Place, Suite 4 • 225 Humphrey Road • Greensburg, PA 15601-4571 • 724-600-7050 • Fax: 724-600-7055
E-mail: team@hrrcpa.com • www.hrrcpa.com

Member American and Pennsylvania Institutes of Certified Public Accountants • Member of CPA Associates International

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission and National Association of Securities Dealers and should not be used for any other purposes.



Horovitz, Rudoy & Roteman